THE PRUDENTIAL SERIES FUND
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102-4077

April 7, 2010

Sally Samuels
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:           The Prudential Series Fund (the “Fund”)
Post-Effective Amendment to Registration Statement on Form N-1A
Registration Nos. 2-80896 and 811-03623

Dear Ms. Samuels:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on March 18, 2010 and April 6, 2010 regarding the Fund’s submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933.  As noted previously, the purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to conform the Fund’s Registration Statement to the requirements of the summary prospectus rules promulgated by the Commission.  On or about April 15, 2010, the Fund intends to file an amendment to its Registration Statement on Form N-1A pursuant to Rule 485(b) under the Securities Act of 1933 (the “Amendment”) to revise certain disclosures in response to the staff’s comments, to update it financial statements and to make other non-material updating revisions.

For your convenience, your comments are presented in summary form below and each comment is followed by our response organized by the date the comment was given.  Additionally, we have included as a sample the revised prospectus summary of the Equity Portfolio and other relevant change pages in the prospectus and statement of additional information.

March 18, 2010 Comments

General Comments

Comment: To the extent that any of the comments provided by the Commission staff on a specific portfolio of the Fund are globally and/or universally applicable to another portfolio, please revise the disclosure of the other portfolios of the Fund as applicable.

Response:  The Fund has considered the comments provided by the Commission staff on a specific portfolio of the Fund as applying globally and/or universally applicable to the other Fund portfolios and has revised the disclosure accordingly.

Comment:  When filing the Amendment please make sure that the updated financial information that is provided complies with Form N-1A.

Response:  The updated financial information in the Amendment will comply with Form N-1A.

Comment:  Please provide the disclosure required by Item 4(b)(1)(iv) for any portfolio that is non-diversified.

Response: The Fund confirms that the summary section for each portfolio that is non-diversified provides the disclosure required by Item 4(b)(1)(iv).

Comment:  Whenever using defined terms in the summary section, please make sure the term is defined the first time it is used.

Response: Each portfolio has revised its disclosure as requested by the staff.

Comment:  On the front cover page of the prospectus, please include each portfolio’s name and the classes to which the prospectus relates.

Response: The front cover page has been revised as requested by the staff.

Comment:  If the Fund later decides to distribute only the prospectus summary, then the front cover must delete the information provided about the participating insurance companies and the order from the Commission since these disclosures are neither required nor permitted in a prospectus summary.

Response: The Fund currently is not utilizing the prospectus summary and therefore, respectfully submits that no additional revisions are required.

Comment:  In the section entitled “Investment Objective” in the summary sections of each portfolio, please delete as applicable (a) any bold formatting and (b) any disclosure in addition to the investment objective.

Response: Each portfolio has revised its disclosure as requested by the staff.

Comment:  In the fee table contained in the section entitled “Portfolio Fees and Expenses” in the summary sections of each portfolio, please revise the fee table to match the fee table presentation in Item 3.  For portfolios that offer Class I shares, Item 3 does not permit footnotes.  Please delete the footnote relating to administration fees and add a separate line item to disclose such fees.

Response: Each portfolio has revised its disclosure as requested by the staff. Each portfolio that offers Class II shares has revised its disclosure as requested by the staff.

Comment:  In the section entitled “Portfolio Fees and Expenses-Example” in the summary sections of each portfolio, please delete the term “expense” from the heading to the example table.

Response: Each portfolio has revised its disclosure as requested by the staff.

Comment:  In the section entitled “Portfolio Fees and Expenses-Portfolio Turnover” in the summary sections of each portfolio, please delete the statement “Future portfolio turnover could be higher or lower” since such disclosure is neither required nor permitted by the Item 3.

Response: Each portfolio has revised its disclosure as requested by the staff.

Comment:  In the section entitled “Investments, Risks and Performance-Principal Investment Strategies” in the summary sections of each portfolio, please delete any disclosure not required by Item 4(a).  For example, delete any risk disclosure and consider whether disclosure relates to a principal strategy.

Response: Each portfolio has revised its disclosure as requested by the staff.

Comment:  In the section entitled “Investments, Risks and Performance-Principal Risks of Investing in the Portfolio” in the summary sections of each portfolio, please (a) delete the statement “Please remember that an investment in the Portfolio is not guaranteed to achieve its investment objective,” (b) disclose in this section that loss of money is a risk (c) if a portfolio is not advised or sold through an insured depository institution delete the disclosure that an investment in a portfolio “is not a deposit with a bank; is not insured, endorsed or guaranteed by the Federal Deposit Insurance Corporation or any other government agency,” (d) in the risk factor for mortgage-backed securities, if appropriate add sub-prime disclosure, (e) in the expense risk factor, revise the disclosure to be specific to each portfolio (i.e., if a portfolio does not have a voluntary waiver the risk disclosure relating to voluntary waivers should be deleted), (f) the risk disclosure for short sales is unclear, please revise, (g) revise the risk disclosure for market and management risk to delete the risks that do not apply to a specific portfolio (i.e., delete the risk disclosure about investment models if not used by a specific portfolio), and (h) delete the last sentence of this section since this type of cross reference is not permitted.

Response: In response to the above comments, (a) each applicable portfolio has deleted the stated disclosure, (b) each applicable portfolio has clarified the current loss of money disclosure, (c) since the Fund and its portfolios are sold through certain insured depository institutions the disclosure has not been deleted, (d) the risks presented by investments in sub-prime mortgage-backed securities are not principal risks of any portfolio, thus no additional disclosure is necessary, (e) each applicable portfolio has revised the expense risk factor disclosure, (f) each applicable portfolio has deleted the short sales risk factor disclosure since the Portfolio’s determined that it was not a principal risk, (g) each applicable portfolio has revised the market and management risk factor disclosure, and (h) the portfolios have deleted the cross reference disclosure.

Comment:  In the section entitled “Investments, Risks and Performance-Past Performance” in the summary sections of each portfolio, please (a) revise the disclosure before the bar chart to conform to Item 4(b)(2)(i), (b) if a portfolio uses a secondary index, please provide the disclosure required pursuant to Instruction 2(b) to Item 4, (c) revise the disclosure to be specific to a portfolio (i.e., delete references to waivers if not applicable to a portfolio), (d) revise the heading to the table to state “Average Annual Total Returns (for the periods ended 12/31/09)” and (e) in the Average Annual Total Returns table for each portfolio, for the indexes please state “(reflects no deduction for fees, expenses or taxes)”.

Response: In response to the above comments, each applicable portfolio has revised the disclosure as requested by the staff.

Comment:  In the section entitled “Management of the Portfolio” in the summary sections of each portfolio, please provide and missing service dates for portfolio managers.

Response: Each portfolio has revised the disclosure as requested by the staff.

Comments Relating to a Specific Portfolio

Comment:  In the Equity Portfolio’s summary section, the portfolio lists short sales as a principal risk yet its fee table does not list expenses of short sales.  If the portfolio does not intend to generate sufficient short sale expense to require disclosure in its fee table, consider whether short sales are a principal risk of investing in the portfolio.

Response: Short sales are not a principal risk of the portfolio.  Thus, the risk disclosure has been deleted.

Comment:  The Global Portfolio’s disclosure in its summary section relating to its strategy is unclear, please revise. The allocations to subadvisers as well as the subadviser disclosure should not be included in this section. Additionally, the table included under the section entitled “Management of the Portfolio” is difficult to understand, please revise.

Response:  The disclosure has been revised as requested. The headings had dropped out of the table and we revised the table to include them.

Comment:  In the Government Income Portfolio’s summary section under the section entitled “Investments, Risks and Performance-Principal Investment Strategies”, delete the last sentence since it is not permitted in the strategy section.

Response:  The disclosure has been revised as requested.

Comment:  In the Money Market Portfolio’s summary section under the section entitled “Investments, Risks and Performance-Principal Investment Strategies”, delete the last paragraph and move it to the risk section.  Also revise this disclosure to conform to Item 4.

Response:  The disclosure has been revised as requested.

Comment:  In the Natural Resources Portfolio’s summary section under the section entitled “Investments, Risks and Performance-Principal Investment Strategies”, revise the disclosure to delete the non-diversified disclosure from this section and move all other risk disclosure to the risk section.

Response:  The disclosure has been revised as requested.

Comment:  In the section entitled “About the Fund-About the Fund and Its Portfolios”, please clarify that all the portfolios offer Class II shares. Additionally, delete the cross reference on the bottom of the page.

Response:  The disclosure has been revised as requested.

Comment:  In the section entitled “Principal Risks”, please (a) consider moving this section to after the Item 9 information, (b) consider reorganizing the risks in a way to clarify to investors which risks apply to a specific portfolio, (c) please delete any duplicative disclosures, (d) for derivatives risk, please revise to discuss a portfolio’s obligations to cover assets, (e) revise the expense risk to delete references that are generic, such as voluntary waivers disclosure, (f) define the term “Asset Allocation Portfolio” in the fund of fund risk factor, and (g) discuss (if necessary) any sub-prime exposure in mortgage backed and real estate risk factors.

Response:  (a) The Fund considered moving the “Principal Risks” section as proposed by the staff, however, the Fund believes that the current presentation of the section is appropriate and is not confusing to investors.  (b) The Fund has revised the introductory paragraph to this section to help clarify which risks apply to a portfolio.  The new disclosure states:
“Although we try to invest wisely, all investments involve risk.  Like any mutual fund, an investment in a Portfolio could lose value, and you could lose money. The preceding summary section for each Portfolio identifies the principal risks that apply to each Portfolio.  Set out below is more detailed information about these risks.  If a principal risk is not identified as a principal risk in a Portfolio’s summary section then that risk is not a principal risk for the Portfolio.”

(d) The derivatives disclosure has been revised as requested. (e) The expense disclosure has been revised as requested. (f) The term has been defined as requested. (g) The risks presented by investments in sub-prime mortgage-backed securities and real estate investments are not principal risks of any portfolio, thus no additional disclosure is necessary.

Comment:  In the section entitled “More Detailed Information on How the Portfolios Invest-Investment Objectives & Policies”, please (a) delete any duplicative disclosures that are not necessary, (b) please include frequent trading disclosures, (c) please include discussion of temporary defensive disclosure, and (d) delete the last sentence of this section.

Response:  (a) The Fund has reviewed and revised this section to delete any unnecessary duplication.  (b) and (c) Both disclosures already appeared in this section, however, we have re-formatted the discussions to make it easier for investors to locate these discussions.  (d) Since the Fund is sold through an insured depository institution, we did not delete the disclosure.

Comment:  In the section entitled “How to Buy and Sell Shares of the Portfolios”, please revise the first sentence to clarify that not all portfolios offer Class II shares.

Response:  The disclosure has been revised as requested.

Comment:  In the section entitled “Net Asset Value”, clarify the following sentence since its confusing to investors: “The Fund does not price, and investors will not be able to purchase or redeem, the Fund’s shares on days when the NYSE is closed but the primary markets for the Fund’s foreign securities are open, even though the value of these securities may have changed”.

Response:  The last two sentences of that section have been replaced with the following disclosure: “The Fund does not price, and investors will not be able to purchase or redeem, the Fund’s shares on any day that the NYSE is closed for regular trading (even if the primary markets for the Fund’s foreign securities may be open on that day).

Statement of Additional Information (SAI)

Comment:  On the front cover page of the SAI, please include each portfolio’s name and the classes to which the SAI relates.

Response: The front cover page has been revised as requested by the staff.

Comment:  The SAI does not include the new required disclosures pertaining to qualifications of board members, board structure, and risk oversight by the board.

Response:  This disclosure was not available at the time the registration statement was filed.  The disclosure has since been finalized, and will be included in the Amendment.

April 6, 2010 Comments

Comment:  Please provide a copy of the revised cover page as well as other specific changes that are not included in the example summary that you initially provided.

Response:  We have attached such information.

Comment:  Please confirm that the investment objectives in the summary match the investment objectives in the later section of the prospectus.

Response:  The investment objectives are identical for each Portfolio in its summary section and in the section of the prospectus entitled “More Detailed Information on How the Portfolios Invest.”

Comment:  Is the administrative fee in some of the Portfolio’s fee table an other expense?

Response:  No, the administrative fee is a separate fee that applies only to the Class II shares.

Comment:  In the section of the summary prospectus entitled “Past Performance”, please (a) revise the disclosure in the first paragraph to comply with Item 4(b)(2)(i), (b) revise the third paragraph so that it describes any secondary index or custom blended index and explain why such index is relevant pursuant to Item 4 and (c) revise the average annual total returns table so that the line item for each index states that the index reflects no deduction for fees, expenses or taxes.

Response:  (a), (b) and (c) The disclosure has been revised as requested.

Comment:  Please provide the appropriate Tandy provisions in your response letter.

Response:  At the end of the letter we provided revised Tandy representations.

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendment; (ii) Commission staff comments or changes to disclosure in the Amendment in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Amendment; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-5032).

Very truly yours,

/s/Claudia DiGiacomo
Claudia DiGiacomo

cc: Sally Samuels
(Securities and Exchange Commission)

The Prudential Series Fund

PROSPECTUS

May 1, 2010

The Fund is an investment vehicle for life insurance companies ("Participating Insurance Companies") writing variable annuity contracts and variable life insurance policies the ("Contracts"). Each variable annuity contract and variable life insurance policy involves fees and expenses not described in this Prospectus. Please read the Prospectus for the variable annuity contract or variable life insurance policy for information regarding the contract or policy, including its fees and expenses.
These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

Conservative Balanced Portfolio (Class I Shares)
Diversified Bond Portfolio (Class I Shares)
Equity Portfolio (Class I Shares and Class II Shares)
Flexible Managed Portfolio (Class I Shares)
Global Portfolio (Class I Shares)
Government Income Portfolio (Class I Shares)
High Yield Bond Portfolio (Class I Shares)
Jennison Portfolio (Class I Shares and Class II Shares)
Jennison 20/20 Focus Portfolio (Class I Shares and Class II Shares)
Money Market Portfolio (Class I Shares)
Natural Resources Portfolio (Class I Shares and Class II Shares)
Small Capitalization Stock Portfolio (Class I Shares)
Stock Index Portfolio (Class I Shares)
Value Portfolio (Class I Shares and Class II Shares)
SP International Growth Portfolio (Class I Shares and Class II Shares)
SP International Value Portfolio (Class I Shares)
SP Prudential U.S. Emerging Growth Portfolio (Class I Shares and Class II Shares)
SP Small Cap Value Portfolio (Class I Shares)
SP Growth Asset Allocation Portfolio (Class I Shares)

SUMMARY: CONSERVATIVE BALANCED PORTFOLIO

INVESTMENT OBJECTIVE

The investment objective of the Portfolio is total investment return consistent with a conservatively managed diversified portfolio.

PORTFOLIO FEES AND EXPENSES

The table below shows the fees and expenses that you may pay if you invest in shares of the Portfolio. The table does not include Contract charges. Because Contract charges are not included, the total fees and expenses that you will incur will be higher than the fees and expenses set forth in the table. See your Contract prospectus for more information about Contract charges.

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Class I Shares
Management Fees	.55%
+ Distribution (12b-1) Fees	None
+ Other Expenses	.04%
+ Acquired Fund (Portfolio) Fees and Expenses	-
= Total Annual Fund Operating Expenses	.59%

Example. The following example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The table does not include Contract charges. Because Contract charges are not included, the total fees and expenses that you will incur will be higher than the fees and expenses set forth in the example. See your Contract prospectus for more information about Contract charges.

The example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class I Shares	$60	$189	$329	$738

Portfolio Turnover. The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual portfolio operating expenses or in the example, affect the Portfolio's performance. During the most recent fiscal year ended December 31, the Portfolio's turnover rate was 250% of the average value of its portfolio.

INVESTMENTS, RISKS AND PERFORMANCE

Principal Investment Strategies. The Portfolio invests in a mix of equity and equity-related securities, debt obligations and money market instruments. Under normal market conditions the portfolio normally invests approximately 50% of its assets in equity and equity-related securities (with a range of 15% to 75%) and approximately 50% of its assets in debt obligations and money market instruments (with a range of 25% to 85%). The percentage of Portfolio assets in each category is adjusted depending on the Portfolio's expectation regarding the different markets. The Portfolio invests in foreign securities. The Portfolio also invests in high-yield/high-risk debt securities.

The equity portion of the Portfolio is generally managed under an "enhanced index style." Under this style, the portfolio managers use a quantitative approach in seeking to outperform the Standard & Poor's 500 Composite Stock Price Index and to limit the possibility of significantly underperforming that index.

Principal Risks of Investing in the Portfolio. All investments have risks to some degree. An investment in the Portfolio is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. While the Portfolio makes every effort to achieve its objective, it can't guarantee success and it is possible that you could lose money.

This Portfolio may be appropriate for the investor who wants diversification with a relatively lower risk than that associated with the Flexible Managed Portfolio.

Equity securities risk. There is the risk that the value or price of a particular stock or other equity or equity-related security owned by a Portfolio could go down and you could lose money. In addition to an individual stock losing value, the value of the equity markets or a sector of those markets in which a Portfolio invests could go down.

Fixed income securities risk. Investment in fixed income securities involves a variety of risks, including the risk that an issuer or guarantor of a security will be unable to pay some or all of the principal and interest when due (credit risk); the risk that the Portfolio may not be able to sell some or all of the securities its holds, either at the price it values the security or at any price (liquidity risk); and the risk that the rates of interest income generated by the fixed income investments of a Portfolio may decline due to a decrease in market interest rates and that the market prices of the fixed income investments of a Portfolio may decline due to an increase in market interest rates (interest rate risk).

Asset-backed securities risk. Asset-backed securities are fixed income securities that represent an interest in an underlying pool of assets, such as credit card receivables. Like traditional fixed income securities, asset-backed securities are subject to interest rate risk, credit risk and liquidity risk. When the underlying pools of assets consist of debt obligations, there is a risk that those obligations will be repaid sooner than expected (prepayment risk) or later than expected (extension risk), both of which may result in lower than expected returns.

Mortgage-backed securities risk. A mortgage-backed security is a specific type of asset-backed security - one backed by mortgage loans on residential and/or commercial real estate. Therefore, they have many of the risk characteristics of asset-backed securities, including prepayment and extension risks, as well as interest rate, credit and liquidity risk. Because they are backed by mortgage loans, mortgage-backed securities also have risks related to real estate, including significant sensitivity to changes in real estate prices and interest rates and, in the case of commercial mortgages, office and factory occupancy rates.

Derivatives risk. A derivative is a financial contract, the value of which depends upon, or is derived from, the value of an underlying asset, reference rate, or index. The use of derivatives involves a variety of risks, including: the risk that the counterparty (the party on the other side of the transaction) on a derivative transaction will be unable to honor its financial obligation to the Portfolio; certain derivatives and related trading strategies create debt obligations similar to borrowings, and therefore create, leverage, which can result in losses to a Portfolio that exceed the amount the Portfolio originally invested; certain exchange-traded derivatives may be difficult or impossible to buy or sell at the time that the seller would like, or at the price that the seller believes the derivative is currently worth, and privately negotiated derivatives may be difficult to terminate or otherwise offset; derivatives used for hedging may reduce losses but also reduce or eliminate gains or cause losses if the market moves in a manner different from that anticipated by the Portfolio; and commodity-linked derivative instruments may be more volatile than the prices of investments in traditional equity and debt securities.

Foreign investment risk. Investment in foreign securities generally involve more risk than investing in securities of U.S. issuers. Foreign investment risk includes: Changes in currency exchange rates may affect the value of foreign securities held by a Portfolio; securities of issuers located in emerging markets tend to have volatile prices and may be less liquid than investments in more established markets; foreign markets generally are more volatile than U.S. markets, are not subject to regulatory requirements comparable to those in the U.S, and are subject to differing custody and settlement practices; foreign financial reporting standards usually differ from those in the U.S.; foreign exchanges are smaller and less liquid than the U.S. market; political developments may adversely affect the value of a Portfolio's foreign securities; and foreign holdings may be subject to special taxation and limitations on repatriating investment proceeds.

Market and management risk. Markets in which the Portfolio invests may experience volatility and go down in value, and possibly sharply and unpredictably. All decisions by an adviser require judgment and are based on imperfect information. Additionally, the investment techniques, risk analysis and investment strategies used by an adviser in making investment decisions for the Portfolio may not produce the desired results.

Expense risk. Your actual cost of investing in a Portfolio may be higher than the expenses shown in "Annual Portfolio Operating Expenses," above for a variety of reasons, including, for example, if a Portfolio's average net assets decreases significantly, such as significant redemptions by another Portfolio that may invest in your Portfolio.

Past Performance. A number of factors, including risk, can affect how the Portfolio performs. The bar chart and table provide some indication of the risks of investing in the Portfolio by showing changes in the Portfolio's performace from year to year and by showing how the Portfolio's average annual returns for 1, 5, and 10 years compare with those of a broad measure of market performance. Past performance does not mean that the Portfolio will achieve similar results in the future.

The annual returns and average annual returns shown in the chart and table are after deduction of expenses and do not include Contract charges. If Contract charges were included, the returns shown would have been lower than those shown. Consult your Contract prospectus for information about Contract charges.

The table also demonstrates how the Portfolio's performance compares to the returns of a conservative balanced custom blended stock index which the manager believes reflects the Portfolio's investment objectives. The manager composed the conservative balanced custom blended index to consist of the S&P 500 Index (50%), the Barclays Capital Aggregate Bond Index (40%) and 3-Month T-Bill Index (10%) and the manager determined the weight of each index comprising the blended index.

Annual Total Returns (Class I Shares)
Best Quarter: 3rd Quarter of 2009 10.76% Worst Quarter: 4th Quarter of 2008 -10.82%

Average Annual Total Returns (For the periods ended December 31, 2009)
	1 Year	5 Years	10 Years
Class I Shares	20.01%	2.72%	2.68%
Index
S&P 500 Index (reflects no deduction for fees, expenses or taxes)	26.47%	.42%	-.95%
Conservative Balanced Custom Blended Index (reflects no deduction for fees, expenses or taxes)	15.72%	2.77%	2.63%
MANAGEMENT OF THE PORTFOLIO

Investment Manager	Subadviser	Portfolio Managers	Title	Service Date
Prudential Investments LLC	Quantitative Management Associates LLC	John Moschberger	Managing Director	October 1990
		Edward F. Keon Jr.	Managing Director	February 2009
		Joel M. Kallman, CFA	Investment Associate	February 2009
	Prudential Investment Management, Inc.	Kay T. Willcox	Managing Director	July 1999
		Malcolm Dalrymple	Principal	July 1999
TAX INFORMATION

Contract owners should consult their Contract prospectus for information on the federal tax consequences to them. In addition, Contract owners may wish to consult with their own tax advisors as to the tax consequences of investments in the Contracts and the Portfolio, including the application of state and local taxes. The Portfolio currently intends to be treated as a partnership for federal income tax purposes. As a result, the Portfolio's income, gains, losses, deductions, and credits are "passed through" pro rata directly to the participating insurance companies and retain the same character for federal income tax purposes.

FINANCIAL INTERMEDIARY COMPENSATION

If you purchase your Contract through a broker-dealer or other financial intermediary (such as a bank), the issuing insurance company, the Portfolio or their related companies may pay the intermediary for the sale of the Contract, the selection of the Portfolio and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Contract over another investment or insurance product, or to recommend the Portfolio over another investment option under the Contract. Ask your salesperson or visit your financial intermediary's website for more information.

SUMMARY: EQUITY PORTFOLIO

INVESTMENT OBJECTIVE

The investment objective of the Portfolio is long-term growth of capital.

PORTFOLIO FEES AND EXPENSES

The table below shows the fees and expenses that you may pay if you invest in shares of the Portfolio. The table does not include Contract charges. Because Contract charges are not included, the total fees and expenses that you will incur will be higher than the fees and expenses set forth in the table. See your Contract prospectus for more information about Contract charges.

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class I Shares	Class II Shares
Management Fees	.45%	.45%
+Distribution (12b-1) Fees	None	.25%
+Administration Fee	None	.15%
+Other Expenses	.03%	.03%
+Acquired Fund (Portfolio) Fees and Expenses	-	-
=Total Annual Fund Operating Expenses	.48%	.88%

Example. The following example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The table does not include Contract charges. Because Contract charges are not included, the total fees and expenses that you will incur will be higher than the fees and expenses set forth in the example. See your Contract prospectus for more information about Contract charges.

The example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class I Shares	$49	$154	$269	$604
Class II Shares	$90	$281	$488	$1,084

Portfolio Turnover. The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual portfolio operating expenses or in the example, affect the Portfolio's performance. During the most recent fiscal year ended December 31, the Portfolio's turnover rate was 98% of the average value of its portfolio.

INVESTMENTS, RISKS AND PERFORMANCE

Principal Investment Strategies. The Portfolio normally invests at least 80% of its investable assets (net assets plus any borrowings made for investment purposes) in common stock of major established companies as well as smaller companies that it believes offer attractive prospects of appreciation. The Portfolio considers major established companies to be those companies with market capitalizations within the market capitalization range of the Russell 1000® Index (measured at the time of purchase). The Portfolio also invests up to 30% of its total assets in foreign securities (not including American Depositary receipts and similar instruments).

Principal Risks of Investing in the Portfolio. All investments have risks to some degree. An investment in the Portfolio is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. While the Portfolio makes every effort to achieve its objective, it can't guarantee success and it is possible that you could lose money.

Equity securities risk. There is the risk that the value or price of a particular stock or other equity or equity-related security owned by a Portfolio could go down and you could lose money. In addition to an individual stock losing value, the value of the equity markets or a sector of those markets in which a Portfolio invests could go down.

Foreign investment risk. Investment in foreign securities generally involve more risk than investing in securities of U.S. issuers. Foreign investment risk includes: Changes in currency exchange rates may affect the value of foreign securities held by a Portfolio; securities of issuers located in emerging markets tend to have volatile prices and may be less liquid than investments in more established markets; foreign markets generally are more volatile than U.S. markets, are not subject to regulatory requirements comparable to those in the U.S, and are subject to differing custody and settlement practices; foreign financial reporting standards usually differ from those in the U.S.; foreign exchanges are smaller and less liquid than the U.S. market; political developments may adversely affect the value of a Portfolio's foreign securities; and foreign holdings may be subject to special taxation and limitations on repatriating investment proceeds.

Real estate risk. Investments in real estate investment trusts (REITs) and real estate-linked derivative instruments will subject the Portfolio to risks similar to those associated with direct ownership of real estate, including losses from casualty or condemnation, changes in local and general economic conditions, supply and demand for real estate and office space, interest rates, zoning laws, regulatory limitations on rents, property taxes, and operating expenses. An investment in a derivative instrument that is linked to the value of a REIT is subject to additional risks, such as poor performance by the manager of the REIT, adverse changes to the tax laws, or failure by the REIT to qualify for favorable tax treatment under current tax laws. In addition, some REITs have limited diversification because they invest in a limited number of properties, a narrow geographic area, or a single type of property.

Market and management risk. Markets in which the Portfolio invests may experience volatility and go down in value, and possibly sharply and unpredictably. All decisions by an adviser require judgment and are based on imperfect information. Additionally, the investment techniques, risk analysis and investment strategies used by an adviser in making investment decisions for the Portfolio may not produce the desired results.

Derivatives risk. A derivative is a financial contract, the value of which depends upon, or is derived from, the value of an underlying asset, reference rate, or index. The use of derivatives involves a variety of risks, including: the risk that the counterparty (the party on the other side of the transaction) on a derivative transaction will be unable to honor its financial obligation to the Portfolio; certain derivatives and related trading strategies create debt obligations similar to borrowings, and therefore create, leverage, which can result in losses to a Portfolio that exceed the amount the Portfolio originally invested; certain exchange-traded derivatives may be difficult or impossible to buy or sell at the time that the seller would like, or at the price that the seller believes the derivative is currently worth, and privately negotiated derivatives may be difficult to terminate or otherwise offset; derivatives used for hedging may reduce losses but also reduce or eliminate gains or cause losses if the market moves in a manner different from that anticipated by the Portfolio; and commodity-linked derivative instruments may be more volatile than the prices of investments in traditional equity and debt securities.

Expense risk. Your actual cost of investing in a Portfolio may be higher than the expenses shown in "Annual Portfolio Operating Expenses," above for a variety of reasons, including, for example, if a Portfolio's average net assets decreases significantly, such as significant redemptions by another Portfolio that may invest in your Portfolio.

Past Performance. A number of factors, including risk, can affect how the Portfolio performs. The bar chart and table provide some indication of the risks of investing in the Portfolio by showing changes in the Portfolio's performace from year to year and by showing how the Portfolio's average annual returns for 1, 5, and 10 years compare with those of a broad measure of market performance. Past performance does not mean that the Portfolio will achieve similar results in the future.

The annual returns and average annual returns shown in the chart and table are after deduction of expenses and do not include Contract charges. If Contract charges were included, the returns shown would have been lower than those shown. Consult your Contract prospectus for information about Contract charges.

The table also demonstrates how the Portfolio's performance compares to the returns of the Russell 1000 Value Index which the manager believes reflects the Portfolio's investment objective.

Annual Total Returns (Class I Shares)
Best Quarter: 2nd Quarter of 2009 17.50% Worst Quarter: 4th Quarter of 2008 -22.64%

Average Annual Total Returns (For the periods ended December 31, 2009)
	1 Year	5 Years	10 Years
Class I Shares	38.17%	3.23%	1.91%
Class II Shares	37.58%	2.82%	1.50%
Index
S&P 500 Index (reflects no deduction for fees, expenses or taxes)	26.47%	.42%	-.95%
Russell 1000 Index (reflects no deduction for fees, expenses or taxes)	28.43%	.79%	-.49%
MANAGEMENT OF THE PORTFOLIO

Investment Manager	Subadviser	Portfolio Managers	Title	Service Date
Prudential Investments LLC	Jennison Associates LLC	Spiros "Sig" Segalas	Director, President & CIO	February 2005
		Blair A. Boyer	Managing Director	January 2005
		David A. Kiefer, CFA	Managing Director	August 2000
TAX INFORMATION

Contract owners should consult their Contract prospectus for information on the federal tax consequences to them. In addition, Contract owners may wish to consult with their own tax advisors as to the tax consequences of investments in the Contracts and the Portfolio, including the application of state and local taxes. The Portfolio currently intends to be treated as a partnership for federal income tax purposes. As a result, the Portfolio's income, gains, losses, deductions, and credits are "passed through" pro rata directly to the participating insurance companies and retain the same character for federal income tax purposes.

FINANCIAL INTERMEDIARY COMPENSATION

If you purchase your Contract through a broker-dealer or other financial intermediary (such as a bank), the issuing insurance company, the Portfolio or their related companies may pay the intermediary for the sale of the Contract, the selection of the Portfolio and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Contract over another investment or insurance product, or to recommend the Portfolio over another investment option under the Contract. Ask your salesperson or visit your financial intermediary's website for more information.

SUMMARY: GLOBAL PORTFOLIO

INVESTMENT OBJECTIVE

The investment objective of the Portfolio is long-term growth of capital.

PORTFOLIO FEES AND EXPENSES

The table below shows the fees and expenses that you may pay if you invest in shares of the Portfolio. The table does not include Contract charges. Because Contract charges are not included, the total fees and expenses that you will incur will be higher than the fees and expenses set forth in the table. See your Contract prospectus for more information about Contract charges.

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Class I Shares
Management Fees	.75%
+ Distribution (12b-1) Fees	None
+ Other Expenses	.10%
+ Acquired Fund (Portfolio) Fees and Expenses	-
= Total Annual Fund Operating Expenses	.85%

Example. The following example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The table does not include Contract charges. Because Contract charges are not included, the total fees and expenses that you will incur will be higher than the fees and expenses set forth in the example. See your Contract prospectus for more information about Contract charges.

The example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class I Shares	$87	$271	$471	$1,049

Portfolio Turnover. The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual portfolio operating expenses or in the example, affect the Portfolio's performance. During the most recent fiscal year ended December 31, the Portfolio's turnover rate was 50% of the average value of its portfolio.

INVESTMENTS, RISKS AND PERFORMANCE

Principal Investment Strategies. The Portfolio invests approximately 50% of its assets in the equity and equity-related securities of foreign companies and approximately 50% of its assets in the equity and equity-related securities of U.S. companies. Generally, the Portfolio invests in at least three countries, including the U.S., but may invest up to 35% of its assets in companies located in any one country. The 35% limitation does not apply to U.S investments. For these purposes, the Portfolio does not consider American Depositary Receipts (ADRs) and similar receipts or shares traded in the U.S. markets as foreign securities. The Portfolio has four subadvisers and each subadviser uses either a "growth" approach or a "value" approach in selecting either foreign or U.S. common stocks (for example, one subadviser invests the Portfolio's assets in U.S. common stocks using a growth approach and the other subadviser who invests the Portfolio's assets in U.S. common stocks uses a value approach).

SUMMARY: MONEY MARKET PORTFOLIO

INVESTMENT OBJECTIVE

The investment objective of the Portfolio is maximum current income that is consistent with the stability of capital and the maintenance of liquidity.

PORTFOLIO FEES AND EXPENSES

The table below shows the fees and expenses that you may pay if you invest in shares of the Portfolio. The table does not include Contract charges. Because Contract charges are not included, the total fees and expenses that you will incur will be higher than the fees and expenses set forth in the table. See your Contract prospectus for more information about Contract charges.

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Class I Shares

Management Fees	.40%
+ Distribution (12b-1) Fees	None
+ Other Expenses	.03%
+ Acquired Portfolio Fees and Expenses	-
= Total Annual Portfolio Operating Expenses	.43%

Example. The following example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The table does not include Contract charges. Because Contract charges are not included, the total fees and expenses that you will incur will be higher than the fees and expenses set forth in the example. See your Contract prospectus for more information about Contract charges.

The example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class I Shares	$44	$138	$241	$542
INVESTMENTS, RISKS AND PERFORMANCE

Principal Investment Strategies. The Portfolio invests in high-quality, short-term money market instruments issued by the U.S. Government or its agencies, as well as by corporations and banks, both domestic and foreign. The Portfolio will invest only in instruments that mature in thirteen months or less, and which are denominated in U.S. dollars.

Principal Risks of Investing in the Portfolio. All investments have risks to some degree. An investment in the Portfolio is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to maintain a net asset value of $10 per share, it is possible to lose money by investing in the Portfolio.

SUMMARY: NATURAL RESOURCES PORTFOLIO

INVESTMENT OBJECTIVE

The investment objective of the Portfolio is long-term growth of capital.

PORTFOLIO FEES AND EXPENSES

The table below shows the fees and expenses that you may pay if you invest in shares of the Portfolio. The table does not include Contract charges. Because Contract charges are not included, the total fees and expenses that you will incur will be higher than the fees and expenses set forth in the table. See your Contract prospectus for more information about Contract charges.

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class I Shares	Class II Shares
Management Fees	.45%	.45%
+ Distribution (12b-1) Fees	None	.25%
+ Administration Fees	None	.15%
+ Other Expenses	.08%	.08%
+ Acquired Fund (Portfolio) Fees and Expenses	-	-
= Total Annual Portfolio Operating Expenses	.53%	.93%

Example. The following example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The table does not include Contract charges. Because Contract charges are not included, the total fees and expenses that you will incur will be higher than the fees and expenses set forth in the example. See your Contract prospectus for more information about Contract charges.

The example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class I Shares	$54	$170	$296	$665
Class II Shares	$95	$296	$515	$1,143

Portfolio Turnover. The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual portfolio operating expenses or in the example, affect the Portfolio's performance. During the most recent fiscal year ended December 31, the Portfolio's turnover rate was 27% of the average value of its portfolio.

INVESTMENTS, RISKS AND PERFORMANCE

Principal Investment Strategies. The Portfolio normally invests at least 80% of its investable assets (net assets plus any borrowings made for investment purposes) in common stocks and convertible securities of natural resource companies and securities that are related to the market value of some natural resource. Natural resource companies are companies that primarily own, explore, mine, process or otherwise develop natural resources, or supply goods and services to such companies. Natural resources generally include precious metals, such as gold, silver and platinum, ferrous and nonferrous metals, such as iron, aluminum and copper, strategic metals such as uranium and titanium, hydrocarbons such as coal and oil, timberland, undeveloped real property and agricultural commodities. The Portfolio seeks securities with an attractive combination of valuation versus peers, organic reserve and production growth, and competitive unit cost structure. The Portfolio focuses on secular, rather than tactical considerations. Up to 50% of the Portfolio's total assets may be invested in foreign equity and equity-related securities.

ABOUT THE FUND

About the Fund and Its Portfolios

This prospectus provides information about The Prudential Series Fund (the Fund), which consists of 19 separate portfolios (each, a Portfolio).

Prudential Investments LLC (PI), a wholly-owned subsidiary of Prudential Financial, Inc., serves as overall manager for the Fund. The assets of each Portfolio are managed by one or more subadvisers under a "manager-of-managers" structure. More information about PI, the "manager-of-managers" structure, and the subadvisers is included in "How the Fund is Managed" later in this Prospectus.

Each Portfolio of the Fund offers Class I shares and certain Portfolios of the Fund also offer Class II shares. Class I shares are sold only to separate accounts of insurance companies affiliated with Prudential Financial, Inc., including but not limited to The Prudential Insurance Company of America, Pruco Life Insurance Company, and Pruco Life Insurance Company of New Jersey (collectively, Prudential) as investment options under variable life insurance and variable annuity contracts (the Contracts). (A separate account keeps the assets supporting certain insurance contracts separate from the general assets and liabilities of the insurance company.) Class II shares are offered only to separate accounts of non-Prudential insurance companies for the same types of Contracts.

Not every Portfolio is available under every Contract. The prospectus for each Contract lists the Portfolios currently available through that Contract.

PRINCIPAL RISKS

Principal Risks of Investing in the Portfolios

Although we try to invest wisely, all investments involve risk. Like any mutual fund, an investment in a Portfolio could lose value, and you could lose money. The preceding summary section for each Portfolio identifies the principal risks that apply to each Portfolio. Set out below is more detailed information about these risks. If a principal risk is not identified as a principal risk in a Portfolio's summary section then that risk is not a principal risk for the Portfolio and the below disclosure does not apply to that Portfolio.

Asset-backed securities risk. Asset-backed securities are fixed income securities that represent an interest in an underlying pool of assets, such as credit card receivables. Like traditional fixed income securities, asset-backed securities are subject to interest rate risk, credit risk and liquidity risk. Certain asset-backed securities may also be subject to the risk of prepayment. In a period of declining interest rates, borrowers may pay what they owe on the underlying assets more quickly than anticipated, which may require the Portfolio to reinvest the repayment proceeds in securities that pay lower interest rates. Asset-backed securities may also be subject to extension risk, which is the risk that, in a period of rising interest rates, prepayments may occur at a slower rate than expected, which may prevent the Portfolio from reinvesting repayment proceeds in securities that pay higher interest rates. The more a Portfolio invests in longer-term securities, the more likely it will be affected by changes in interest rates.

Derivatives risk. A derivative is a financial contract, the value of which depends upon, or is derived from, the value of an underlying asset, reference rate, or index, and may relate to stocks, bonds, interest rates, currencies, or currency exchange rates, and related indexes. Derivatives in which the Portfolios may invest include exchange-traded instruments as well as privately negotiated instruments, also called over-the-counter instruments. Examples of derivatives include options, futures, forward agreements, interest rate swap agreements, credit default swap agreements, and credit-linked securities. A Portfolio may, but is not required to, use derivatives to earn income or enhance returns, manage or adjust its risk profile, replace more traditional direct investments, or obtain exposure to certain markets. The use of derivatives to seek to earn income or enhance returns may be considered speculative.
The use of derivatives involves a variety of risks, including:

  Counterparty credit risk. There is a risk that the counterparty (the party on the other side of the transaction) on a derivative transaction will be unable to honor its financial obligation to the Portfolio. This risk is especially important in the context of privately negotiated instruments. For example, a Portfolio would be exposed to counterparty credit risk to the extent it enters into a credit default swap, that is, it purchases protection against a default by a debt issuer, and the swap counterparty does not maintain adequate reserves to cover such a default.
  Leverage risk. Certain derivatives and related trading strategies create debt obligations similar to borrowings, and therefore create, leverage. Leverage can result in losses to a Portfolio that exceed the amount the Portfolio originally invested. See "To mitigate leverage risk, a Portfolio may segregate liquid assets or otherwise cover the transactions that may give rise to such risk. The use of leverage may cause a Portfolio to liquidate Portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet segregation or coverage requirements.verage risk," below.
  Liquidity and valuation risk. Certain exchange-traded derivatives may be difficult or impossible to buy or sell at the time that the seller would like, or at the price that the seller believes the derivative is currently worth. Privately negotiated derivatives may be difficult to terminate, and from time to time, a Portfolio may find it difficult to enter into a transaction that would offset the losses incurred by another derivative that it holds. Derivatives, and especially privately negotiated derivatives, also involve the risk of incorrect valuation (that is, the value assigned to the derivative may not always reflect its risks or potential rewards). See "Liquidity and valuation risk," below.
  Hedging risk. Hedging is a strategy in which a Portfolio uses a derivative to offset the risks associated with its other holdings. While hedging can reduce losses, it can also reduce or eliminate gains or cause losses if the market moves in a manner different from that anticipated by the Portfolio. Hedging also involves the risk that changes in the value of the derivative will not match the value of the holdings being hedged as expected by the Portfolio, in which case any losses on the holdings being hedged may not be reduced and in fact may be increased. No assurance can be given that any hedging strategy will reduce risk or that hedging transactions will be either available or cost effective. A Portfolio is not required to use hedging and may choose not to do so.
  Commodity risk. A commodity-linked derivative instrument is an financial instrument, the value of which is determined by the value of one or more commodities, such as precious metals and agricultural products, or an index of various commodities. The prices of these instruments historically have been affected by, among other things, overall market movements and changes in interest and exchange rates and have may be volatile than the prices of investments in traditional equity and debt securities.

Equity securities risk. There is the risk that the value or price of a particular stock or other equity or equity-related security owned by a Portfolio could go down and you could lose money. In addition to an individual stock losing value, the value of the equity markets or a sector of those markets in which a Portfolio invests could go down. A Portfolio's holdings can vary from broad market indexes, and the performance of a Portfolio can deviate from the performance of such indexes. Different parts of a market can react differently to adverse issuer, market, regulatory, political and economic developments.

Expense risk. Your actual cost of investing in a Portfolio may be higher than the expenses shown in "Annual Portfolio Operating Expenses," above for a variety of reasons. For example, fund operating expense ratios may be higher than those shown if a Portfolio's average net assets decrease. Net assets are more likely to decrease and Portfolio expense ratios are more likely to increase when markets are volatile. In addition, because the Portfolios are used as Underlying Portfolios for certain asset allocation Portfolios, a large-scale purchase and redemption activity by the asset allocation Portfolios could increase expenses of the Underlying Portfolios.

Fixed income securities risk. Investment in fixed income securities involves a variety of risks, including credit risk, liquidity risk and interest rate risk.

  Credit risk. Credit risk is the risk that an issuer or guarantor of a security will be unable to pay principal and interest when due, or that the value of the security will suffer because investors believe the issuer is less able to make required principal and interest payments. Credit ratings are intended to provide a measure of credit risk. However, ratings are only the opinions of the agencies issuing them and are not guarantees as to quality. The lower the rating of a debt security held by a Portfolio, the greater the degree of credit risk that is perceived to exist by the rating agency with respect to that security. Some but not all U.S. government securities are insured or guaranteed by the U.S. government, while others are only insured or guaranteed by the issuing agency, which must rely on its own resources to repay the debt. Although credit risk may be lower for U.S. government securities than for other investment-grade securities, the return may be lower.
  Liquidity risk. Liquidity risk is the risk that the Portfolio may not be able to sell some or all of the securities its holds, either at the price it values the security or at any price. Liquidity risk also includes the risk that there may be delays in selling a security, if it can be sold at all. See "Liquidity and valuation risk," below.
  Interest rate risk. Interest rate risk is the risk that the rates of interest income generated by the fixed income investments of a Portfolio may decline due to a decrease in market interest rates and that the market prices of the fixed income investments of a Portfolio may decline due to an increase in market interest rates. Generally, the longer the maturity of a fixed income security, the greater is the decline in its value when rates increase. As a result, funds with longer durations and longer weighted average maturities generally have more volatile share prices than funds with shorter durations and shorter weighted average maturities. The prices of fixed income securities generally move in the opposite direction to that of market interest rates. Certain securities acquired by a Portfolio may pay interest at a variable rate or the principal amount of the security periodically adjusts according to the rate of inflation or other measure. In either case, the interest rate at issuance is generally lower than the fixed interest rate of bonds of similar seniority from the same issuer; however, variable interest rate securities generally are subject to a lower risk that their value will decrease during periods of increasing interest rates and increasing inflation.

Foreign investment risk. Investment in foreign securities generally involve more risk than investing in securities of U.S. issuers. Foreign investment risk includes the following risks:

  Currency risk. Changes in currency exchange rates may affect the value of foreign securities held by a Portfolio. Currency exchange rates can be volatile and affected by, among other factors, the general economic conditions of a country, the actions of the U.S. and non-U.S. governments or central banks, the imposition of currency controls, and speculation. A security may be denominated in a currency that is different from the currency of the country where the issuer is domiciled. Changes in currency exchange rates may affect the value of foreign securities held by a Portfolio. If a foreign currency grows weaker relative to the U.S. dollar, the value of securities denominated in that foreign currency generally decreases in terms of U.S. dollars. If a Portfolio does not correctly anticipate changes in exchange rates, its share price could decline as a result. A Portfolio may from time to time attempt to hedge a portion of its currency risk using a variety of techniques, including currency futures, forwards, and options. However, these instruments may not always work as intended, and in certain cases the Portfolio may be worse off than if it had not used a hedging instrument. For most emerging market currencies, suitable hedging instruments may not be available.
  Emerging market risk. Countries in emerging markets (e.g., South America, Eastern and Central Europe, Africa and the Pacific Basin countries) may have relatively unstable governments, economies based on only a few industries and securities markets that trade a limited number of securities. Securities of issuers located in these countries tend to have volatile prices and offer the potential for substantial loss as well as gain. In addition, these securities may be less liquid than investments in more established markets as a result of inadequate trading volume or restrictions on trading imposed by the governments of such countries. Emerging markets may also have increased risks associated with clearance and settlement. Delays in settlement could result in periods of uninvested assets, missed investment opportunities or losses for a Portfolio.
  Foreign market risk. Foreign markets tend to be more volatile than U.S. markets and are generally not subject to regulatory requirements comparable to those in the U.S. In addition, foreign markets are subject to differing custody and settlement practices. Foreign markets are subject to bankruptcy laws different than those in the United States, which may result in lower recoveries for investors.
  Information risk. Financial reporting standards for companies based in foreign markets usually differ from those in the U.S.
  Liquidity and valuation risk. Stocks that trade less frequently can be more difficult or more costly to buy, or to sell, than more liquid or active stocks. This liquidity risk is a factor of the trading volume of a particular stock, as well as the size and liquidity of the entire local market. On the whole, foreign exchanges are smaller and less liquid than the U.S. market. This can make buying and selling certain shares more difficult and costly. Relatively small transactions in some instances can have a disproportionately large effect on the price and supply of shares. In certain situations, it may become virtually impossible to sell a stock in an orderly fashion at a price that approaches an estimate of its value.
  Political risk. Political developments may adversely affect the value of a Portfolio's foreign securities. In addition, some foreign governments have limited the outflow of profits to investors abroad, extended diplomatic disputes to include trade and financial relations, and imposed high taxes on corporate profits.
  Regulatory risk. Some foreign governments regulate their exchanges less stringently than the U.S., and the rights of shareholders may not be as firmly established as in the U.S.
  Taxation risk. Many foreign markets are not as open to foreign investors as U.S. markets. A Portfolio may be required to pay special taxes on gains and distributions that are imposed on foreign investors. Payment of these foreign taxes may reduce the investment performance of a Portfolio.

Fund of funds risk. The SP Growth Asset Allocation Portfolio is structured as a "fund of funds," which means that it invests primarily in other Portfolios, which we refer to as "Underlying Portfolios." In addition to the risks associated with the indirect investment in the Underlying Portfolios, each Asset Allocation Portfolio is subject to the following additional risks:

  To the extent that an Asset Allocation Portfolio concentrates its assets among Underlying Portfolios that invest principally in one or several asset classes, the Asset Allocation Portfolio may from time to time underperform mutual funds exposed primarily to other asset classes. For example, an Asset Allocation Portfolio may be overweighed in the equity asset class when the stock market is falling and the fixed income market is rising. Likewise, an Asset Allocation Portfolio may be overweighted in the fixed income asset class when the fixed income market is falling and the stock market is rising.
  The ability of an Asset Allocation Portfolio to achieve its investment objective depends on the ability of the selected Underlying Portfolios to achieve their investment objectives. There is a risk that the selected Underlying Portfolios will underperform relevant markets, relevant indices, or other funds with similar investment objectives and strategies.
  The performance of an Asset Allocation Portfolio may be affected by large purchases and redemptions of Underlying Portfolio shares. For example, large purchases and redemptions may cause an Underlying Portfolio to hold a greater percentage of its assets in cash than other funds pursuing similar strategies, and large redemptions may cause an Underlying Portfolio to sell assets at inopportune times. Underlying Portfolios that have experienced significant redemptions may, as a result, have higher expense ratios than other funds pursuing similar strategies. PI and the Portfolio's Subadviser (s) seek to minimize the impact of large purchases and redemptions of Underlying Portfolio shares, but their abilities to do so may be limited.
  There is a potential conflict of interest between an Asset Allocation Portfolio and its advisers, PI and the Portfolio's Subadviser(s). Because the amount of the investment management fees to be retained by PI and its affiliates may differ depending upon which Underlying Portfolios are used in connection with the Asset Allocation Portfolios, there is a potential conflict of interest for PI and the Portfolio's Subadviser(s) in selecting the Underlying Portfolios. In addition, PI and the Portfolio's Subadviser(s) may have an incentive to take into account the effect on an Underlying Portfolio in which an Asset Allocation Portfolio may invest in determining whether, and under what circumstances, to purchase or sell shares in that Underlying Portfolio. Although PI and the Portfolio's Subadviser(s) take steps to address the potential conflicts of interest, it is possible that the conflicts could impact the Asset Allocation Portfolios.

Growth style risk. There is a risk that the growth investment style may be out of favor for a period of time. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, share prices may decline significantly, even if earnings do increase.

High-yield risk. Investments in high-yield securities and unrated securities of similar credit quality (commonly known as "junk bonds") may be subject to greater levels of interest rate, credit and liquidity risk than investments in investment grade securities. High-yield securities are considered predominantly speculative with respect to the issuer's continuing ability to make principal and interest payments. An economic downturn or period of rising interest rates could adversely affect the market for high-yield securities and reduce a Portfolio's ability to sell its high-yield securities (liquidity risk). In addition, the market for lower-rated bonds may be thinner and less active than the market for higher-rated bonds, and the prices of lower-rated bonds may fluctuate more than the prices of higher-rated bonds, particularly in times of market stress.

Industry/sector risk. A Portfolio that invests in a single market sector or industry can accumulate larger positions in a single issuer or an industry sector. As a result, the Portfolio's performance may be tied more directly to the success or failure of a smaller group of portfolio holdings.

Liquidity and valuation risk. From time to time, a Portfolio may hold one or more securities for which there are no or few buyers and sellers or the securities are subject to limitations on transfer. In those cases, the Portfolio may have difficulty determining the values of those securities for the purpose of determining the Portfolio's net asset value. A Portfolio also may have difficulty disposing of those securities at the values determined by the Portfolio for the purpose of determining the Portfolio's net asset value, especially during periods of significant net redemptions of Portfolio shares. Portfolios with principal investment strategies that involve foreign securities, private placement investments, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity and valuation risk.

Market and management risk. Market risk is the risk that the markets in which the Portfolios invest will experience market volatility and go down in value, including the possibility that a market will go down sharply and unpredictably. All markets go through cycles, and market risk involves being on the wrong side of a cycle. Factors affecting market risk include political events, broad economic and social changes, and the mood of the investing public. If investor sentiment turns gloomy, the price of all securities may decline. Management risk is the risk that an adviser's investment strategy will not work as intended. All decisions by an adviser require judgment and are based on imperfect information. In addition, Portfolios managed using an investment model designed by an adviser are subject to the risk that the investment model may not perform as expected.

Mortgage-backed securities risk. A mortgage-backed security is a specific type of asset-backed security - one backed by mortgage loans on residential and/or commercial real estate. Therefore, they have many of the risk characteristics of asset-backed securities, including prepayment and extension risks, as well as interest rate, credit and liquidity risk. Because they are backed by mortgage loans, mortgage-backed securities also have risks related to real estate, including significant sensitivity to changes in real estate prices and interest rates and, in the case of commercial mortgages, office and factory occupancy rates. Many mortgage-backed securities are issued by federal government agencies such as Ginnie Mae, or by government-sponsored enterprises such as Freddie Mac or Fannie Mae. Currently, Freddie Mac and Fannie Mae are in government conservatorship.

Non-diversification risk. A Portfolio is considered "diversified" if, with respect to 75 percent of its total assets, it invests no more than 5 percent of its total assets in the securities of one issuer, and its investments in such issuer represent no more than 10 percent of that issuer's outstanding voting securities. To the extent that a Portfolio is not diversified, there is a risk that the Portfolio may be adversely affected by the performance of relatively few securities or the securities of a single issuer.

Real estate risk. Investments in REITs and real estate-linked derivative instruments will subject a Portfolio to risks similar to those associated with direct ownership of real estate, including losses from casualty or condemnation, and changes in local and general economic conditions, supply and demand, interest rates, zoning laws, regulatory limitations on rents, property taxes, and operating expenses. An investment in a real estate-linked derivative instrument that is linked to the value of a REIT is subject to additional risks, such as poor performance by the manager of the REIT, adverse changes to the tax laws, or failure by the REIT to qualify for tax-free pass-through of income under the tax laws. In addition, some REITs have limited diversification because they invest in a limited number of properties, a narrow geographic area, or a single type of property.

Small company risk. The shares of small companies tend to trade less frequently than those of larger, more established companies, which can have an adverse effect on the pricing of these securities and on a Portfolio's ability to sell these securities. Changes in the demand for these securities generally have a disproportionate effect on their market price, tending to make prices rise more in response to buying demand and fall more in response to selling pressure. Such investments also may be more volatile than investments in larger companies, as smaller companies generally experience higher growth and failure rates, and typically have less access to capital. In the case of small cap technology companies, the risks associated with technology company stocks, which tend to be more volatile than other sectors, are magnified.

Value style risk. There is a risk that the value investment style may be out of favor for a period of time, that the market will not recognize a security's intrinsic value for a long time or that a stock judged to be undervalued may actually be appropriately priced. Historically, value stocks have performed best during periods of economic recovery.

MORE DETAILED INFORMATION ON HOW THE PORTFOLIOS INVEST

Investment Objectives & Policies

In addition to each Portfolio's summary section, each Portfolio's investment objective and policies are described in more detail on the following pages. We describe certain investment instruments that appear in bold lettering below in the section entitled More Detailed Information About Other Investments and Strategies Used by the Portfolios.

Although we make every effort to achieve each Portfolio's objective, we can't guarantee success and it is possible that you could lose money. Unless otherwise stated, each Portfolio's investment objective is a fundamental policy that cannot be changed without shareholder approval. The Board of Trustees can change investment policies that are not fundamental.

An investment in a Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency.

A change in the securities held by a Portfolio is known as "portfolio turnover." A Portfolio may engage in active and frequent trading to try to achieve its investment objective and may have a portfolio turnover rate of over 100% annually. Increased portfolio turnover may result in higher brokerage fees or other transaction costs, which can reduce performance. If a Portfolio realizes capital gains when it sells investments, it generally must pay those gains to shareholders, increasing its taxable distributions. The Financial Highlights tables at the end of this prospectus show each Portfolio's portfolio turnover rate during the past fiscal years.

In response to adverse market conditions or when restructuring a Portfolio, we may temporarily invest up to 100% of the Portfolio's total assets in money market instruments. Investing heavily in money market securities limits our ability to achieve our investment objective, but can help to preserve the value of the Portfolio's assets when markets are unstable.

HOW TO BUY AND SELL SHARES OF THE PORTFOLIOS

Purchasing Shares of the Portfolios

Each Portfolio of the Fund offers Class I shares and certain Portfolios of the Fund also offer Class II shares. Each Class participates in the same investments within a given Portfolio, but the Classes differ as far as their charges. Class I shares are sold only to separate accounts of Prudential as investment options under certain variable annuity and variable life insurance Contracts. Class II is offered only to separate accounts of non-Prudential insurance companies as investment options under certain of their Contracts. Please refer to the accompanying Contract prospectus to see which Portfolios are available through your Contract.

The way to invest in the Portfolios is through certain variable life insurance and variable annuity contracts. Together with this prospectus, you should have received a prospectus for such a Contract. You should refer to that prospectus for further information on investing in the Portfolios. Both Class I and Class II shares of a Portfolio are sold without any sales charge at the net asset value of the Portfolio. Class II shares, however, are subject to an annual distribution or "12b-1" fee of 0.25% of the average daily net assets of Class II.

Under the distribution plan adopted by the Fund for Class II shares, Class II of each Portfolio pays to Prudential Investment Management Services LLC (PIMS) a distribution or 12b-1 fee at the annual rate of 0.25% of the average daily net assets of Class II. This fee pays for distribution services for Class II shares. Because these fees are paid out of the Portfolio's assets on an ongoing basis, over time these fees will increase the cost of your investment in Class II shares and may cost you more than paying other types of sales charges. Class II shares are also subject to an administration fee of 0.15% of the average daily net assets of Class II. Class I shares do not have a distribution or administration fee.

Shares are redeemed for cash within seven days of receipt of a proper notice of redemption or sooner if required by law. There is no redemption charge. We may suspend the right to redeem shares or receive payment when the New York Stock Exchange (NYSE) is closed (other than weekends or holidays), when trading on the NYSE is restricted, or as permitted by the SEC.

Net Asset Value

Any purchase or sale of Portfolio shares is made at the net asset value, or NAV, of such shares. The price at which a purchase or redemption is made is based on the next calculation of the NAV after the order is received in good order. The NAV of each share class of each Portfolio is determined on each day the NYSE is open for trading as of the close of the exchange's regular trading session (which is generally 4:00 p.m. New York time). The NYSE is closed on most national holidays and Good Friday. The Fund does not price, and investors will not be able to purchase or redeem, the Fund's shares on any day that the NYSE is closed for regular trading (even if the primary markets for the Fund's foreign securities may be open on that day).

THE PRUDENTIAL SERIES FUND

May 1, 2010

STATEMENT OF ADDITIONAL INFORMATION

This Statement of Additional Information (SAI) of The Prudential Series Fund (the "Fund") is not a prospectus and should be read in conjunction with the Prospectus of the Fund dated May 1, 2010, which can be obtained, without charge, by calling (800) 778-2255 or by writing to the Fund at Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102. This SAI has been incorporated by reference into the Fund's Prospectus.

The Fund's audited financial statements are incorporated into this SAI by reference to the Fund's 2009 Annual Report (File No. 811-03623). You may request a copy of the Annual Report at no charge by calling the telephone number or writing to the address indicated above.

Conservative Balanced Portfolio (Class I Shares)
Diversified Bond Portfolio (Class I Shares)
Equity Portfolio (Class I Shares and Class II Shares)
Flexible Managed Portfolio (Class I Shares)
Global Portfolio (Class I Shares)
Government Income Portfolio (Class I Shares)
High Yield Bond Portfolio (Class I Shares)
Jennison Portfolio (Class I Shares and Class II Shares)
Jennison 20/20 Focus Portfolio (Class I Shares and Class II Shares)
Money Market Portfolio (Class I Shares)
Natural Resources Portfolio (Class I Shares and Class II Shares)
Small Capitalization Stock Portfolio (Class I Shares)
Stock Index Portfolio (Class I Shares)
Value Portfolio (Class I Shares and Class II Shares)
SP International Growth Portfolio (Class I Shares and Class II Shares)
SP International Value Portfolio (Class I Shares)
SP Prudential U.S. Emerging Growth Portfolio (Class I Shares and Class II Shares)
SP Small Cap Value Portfolio (Class I Shares)
SP Growth Asset Allocation Portfolio (Class I Shares)

INFORMATION ABOUT TRUSTEES AND OFFICERS

Information about the Trustees and the Officers of the Fund is set forth below. Trustees who are not deemed to be "interested persons" of the Fund, as defined in the 1940 Act, are referred to as "Independent Trustees." Trustees who are deemed to be "interested persons" of the Fund are referred to as "Interested Trustees." The Trustees are responsible for the overall supervision of the operations of the Fund and perform the various duties imposed on the directors of investment companies by the 1940 Act.

Independent Trustees (1)
Name, Address, Age No. of Portfolios Overseen	Principal Occupation(s) During Past Five Years	Other Directorships Held
Saul K. Fenster, Ph.D. (77) No. of Portfolios Overseen: 80
President Emeritus of New Jersey Institute of Technology (since 2002); formerly President (1978-2002) of New Jersey Institute of Technology; Commissioner (1998-2002) of the Middle States Association Commission on Higher Education; Commissioner (1985-2002) of the New Jersey Commission on Science and Technology; formerly Director (1998-2005) of Society of Manufacturing Engineering Education Foundation; formerly Director of Prosperity New Jersey; formerly a director or trustee of Liberty Science Center, Research and Development Council of New Jersey, New Jersey State Chamber of Commerce, and National Action Council for Minorities in Engineering.

Formerly Director (2000-2006) of IDT Corporation.
Delayne Dedrick Gold (71) No. of Portfolios Overseen: 80	Marketing Consultant (1982-present); formerly Senior Vice President and Member of the Board of Directors, Prudential Bache Securities, Inc.	None
W. Scott McDonald, Jr. (73) No. of Portfolios Overseen: 80
Formerly Management Consultant (1997-2004) and of Counsel (2004-2005) at Kaludis Consulting Group, Inc. (company serving higher education); formerly principal (1995-1997), Scott McDonald Associates; Chief Operating Officer (1991-1995), Fairleigh Dickinson University; Executive Vice President and Chief Operating Officer (1975-1991), Drew University; interim President (1988-1990), Drew University; formerly Director of School, College and University Underwriters Ltd.

None
Thomas T. Mooney (68) No. of Portfolios Overseen: 80
Formerly Chief Executive Officer, Excell Partners, Inc. (2005-2007) formerly President of the Greater Rochester Metro Chamber of Commerce (1976-2004) formerly Rochester City Manager (1973); formerly Deputy Monroe County Executive (1974-1976).

None
Thomas M. O'Brien (59) No. of Portfolios Overseen: 80
President and COO (since November 2006) and CEO (since April 2007) of State Bancorp, Inc. and State Bank; formerly Vice Chairman (January 1997-April 2000) of North Fork Bank; formerly President and Chief Executive Officer (December 1984-December 1996) of North Side Savings Bank; formerly President and Chief Executive Officer (May 2000-June 2006) Atlantic Bank of New York.

Director (since April 2008) of Federal Home Loan Bank of New York; formerly Director (December 1996-May 2000) of North Fork Bancorporation, Inc.; formerly Director (May 2000-April 2006) of Atlantic Bank of New York; Director (since November 2006) of State Bancorp, Inc. (NASDAQ: STBC) and State Bank of Long Island.

F. Don Schwartz (74) No. of Portfolios Overseen: 80
Independent Management/Marketing Consultant (since 2002); formerly CEO and President of AceCo, Inc. (1985-2001) (consulting firm specializing in universal/variable life and variable annuity products); formerly Vice President of The Equitable Life Assurance Society; formerly Guest Insurance Professor at the American College, Louisiana State University, Alabama State University and the Insurance Marketing Institute; Advisor to several state insurance commissioners; a Chartered Life Underwriter, Chartered Financial Consultant and Fellow of the Life Insurance Management Institute.

None.

Interested Trustee (1)
Robert F. Gunia (63) No. of Portfolios Overseen: 83
Independent Consultant (since October 2009); formerly Chief Administrative Officer (September 1999-September 2009) and Executive Vice President (December 1996-September 2009) of Prudential Investments LLC; formerly Executive Vice President (March 1999-September 2009) and Treasurer (May 2000-September 2009) of Prudential Mutual Fund Services LLC; formerly President (April 1999-December 2008) and Executive Vice President and Chief Operating Officer (December 2008-December 2009) of Prudential Investment Management Services LLC; formerly Chief Administrative Officer, Executive Vice President and Director (May 2003-September 2009) of AST Investment Services, Inc.

Director (since May 1989) of The Asia Pacific Fund, Inc.
1 The year that each Trustee joined the Fund's Board is as follows: Saul K. Fenster, 1983; Delayne Dedrick Gold, 2001; Robert F. Gunia, 2001; W. Scott McDonald, Jr., 1983; Thomas T. Mooney, 2001; Thomas M. O'Brien, 2003; F. Don Schwartz, 2003.

Fund Officers 1
Name, Address and Age Position with the Fund	Principal Occupation(s) During the Past Five Years
Steve Pelletier (56) President and Principal Executive Officer	President of Prudential Annuities (since September 2008); Chairman and CEO, International Investments, Prudential Financial (since January 1998).
Timothy S. Cronin (44) Vice President
Chief Investment Officer and Strategist of Prudential Annuities (since January 2004); Director of Investment & Research Strategy (since February 1998); President of AST Investment Services, Inc. (since June 2005).

Kathryn L. Quirk (57) Chief Legal Officer
Vice President and Corporate Counsel (since September 2004) of Prudential; Executive Vice President, Chief Legal Officer and Secretary (since July 2005) of Prudential Investments LLC (PI) and Prudential Mutual Fund Services LLC (PMFS); Vice President and Corporate Counsel (since June 2005) and Secretary (since February 2006) of AST Investment Services, Inc.; formerly Senior Vice President and Assistant Secretary (November 2004-August 2005) of PI; formerly Assistant Secretary (June 2005-February 2006) of AST Investment Services, Inc.; formerly Managing Director, General Counsel, Chief Compliance Officer, Chief Risk Officer and Corporate Secretary (1997-2002) of Zurich Scudder Investments, Inc.

Deborah A. Docs (52) Secretary
Vice President and Corporate Counsel (since January 2001) of Prudential; Vice President (since December 1996) and Assistant Secretary (since March 1999) of PI; formerly Vice President and Assistant Secretary (May 2003-June 2005) of AST Investment Services, Inc.

Jonathan D. Shain (51) Assistant Secretary
Vice President and Corporate Counsel (since August 1998) of Prudential; Vice President and Assistant Secretary (since May 2001) of PI; Vice President and Assistant Secretary (since February 2001) of PMFS; formerly Vice President and Assistant Secretary (May 2003-June 2005) of AST Investment Services, Inc.

Claudia DiGiacomo (35) Assistant Secretary	Vice President and Corporate Counsel (since January 2005) of Prudential; Vice President and Assistant Secretary of PI (since December 2005); Associate at Sidley Austin Brown & Wood LLP (1999-2004).
John P. Schwartz (39) Assistant Secretary	Vice President and Corporate Counsel (since April 2005) of Prudential; Vice President and Assistant Secretary of PI (since December 2005); Associate at Sidley Austin Brown & Wood LLP (1997-2005).
Andrew R. French (47) Assistant Secretary
Vice President and Corporate Counsel (since February 2010) of Prudential; formerly Director and Corporate Counsel (2006-2010) of Prudential; Vice President and Assistant Secretary (since January 2007) of PI; Vice President and Assistant Secretary (since January 2007) of PMFS; formerly Senior Legal Analyst of Prudential Mutual Fund Law Department (1997-2006).

Timothy J. Knierim (51) Chief Compliance Officer
Chief Compliance Officer of Prudential Investment Management, Inc.(PIM) (since July 2007); formerly Chief Risk Officer of PIM and PI (2002-2007) and formerly Chief Ethics Officer of PIM and PI (2006-2007).

Valerie M. Simpson (51) Deputy Chief Compliance Officer	Chief Compliance Officer (since April 2007) of PI and AST Investment Services, Inc.; formerly Vice President-Financial Reporting (June 1999-March 2006) for Prudential Life and Annuities Finance.
Theresa C. Thompson (47) Deputy Chief Compliance Officer	Vice President, Compliance, PI (since April 2004); and Director, Compliance, PI (2001 - 2004).
Noreen M. Fierro (45) Anti-Money Laundering Compliance Officer
Vice President, Corporate Compliance (since May 2006) of Prudential; formerly Corporate Vice President, Associate General Counsel (April 2002-May 2005) of UBS Financial Services, Inc., in their Money Laundering Prevention Group; Senior Manager (May 2005-May 2006) of Deloitte Financial Advisory Services, LLP, in their Forensic and Dispute Services, Anti-Money Laundering Group.

Grace C. Torres (50) Treasurer and Principal Financial and Accounting Officer
Assistant Treasurer (since March 1999) and Senior Vice President (since September 1999) of PI; Assistant Treasurer (since May 2003) and Vice President (since June 2005) of AST Investment Services, Inc.; Senior Vice President and Assistant Treasurer (since May 2003) of Prudential Annuities Advisory Services, Inc.; formerly Senior Vice President (May 2003-June 2005) of AST Investment Services, Inc.

M. Sadiq Peshimam (46) Assistant Treasurer	Vice President (since 2005) of Prudential Investments LLC.
Peter Parrella (51) Assistant Treasurer	Vice President (since 2007) and Director (2004-2007) within Prudential Mutual Fund Administration; formerly Tax Manager at SSB Citi Fund Management LLC (1997-2004).
Alan Fu (53) Assistant Treasurer	Vice President and Corporate Counsel - Tax, Prudential Financial, Inc. (since October 2003).
1 The year in which each individual became an Officer of the Fund is as follows: Stephen Pelletier, 2008; Timothy S. Cronin, 2009; Kathryn L. Quirk, 2005; Deborah A. Docs, 2005; Jonathan D. Shain, 2005; Claudia DiGiacomo, 2005; John P. Schwartz, 2006; Andrew R. French, 2006; Timothy J. Knierim, 2007; Valerie M. Simpson, 2007; Theresa C. Thompson, 2008; Noreen M. Fierro, 2006; Grace C. Torres, 1997; Peter Parrella, 2007; M. Sadiq Peshimam, 2006; Alan Fu, 2006.

Explanatory Notes to Tables:

Trustees are deemed to be "Interested", as defined in the 1940 Act, by reason of their affiliation with Prudential Investments LLC and/or an affiliate of Prudential Investments LLC. Robert F. Gunia will be considered an Interested Trustee for at least two years after his retirement from employment by the Manager and its affiliates (which was on or about October 21, 2009). He will also be an Interested Trustee as long as he holds a beneficial interest in securities issued by the Manager or its affiliates.

Unless otherwise noted, the address of all Trustees and Officers is c/o Prudential Investments LLC, Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102.

There is no set term of office for Trustees or Officers. The Independent Trustees have adopted a retirement policy, which calls for the retirement of Trustees on December 31 of the year in which they reach the age of 78, provided that the Board may extend the retirement age on a year-by-year basis for a Trustee.

"Other Directorships Held" includes only directorships of companies required to register or file reports with the SEC under the Securities Exchange Act of 1934 (that is, "public companies") or other investment companies registered under the 1940 Act.

"No. of Portfolios Overseen" includes all investment companies managed by Prudential Investments LLC (PI) and/or AST Investment Services, Inc. (ASTI) (collectively, the Manager) that are overseen by the Trustee. The investment companies for which PI and/or ASTI serves as manager include The Prudential Variable Contract Accounts, The Prudential Series Fund, Advanced Series Trust and Prudential's Gibraltar Fund, Inc.

Compensation of Trustees and Officers. Pursuant to a Management Agreement with the Fund, the Manager pays all compensation of Trustees, officers and employees of the Fund, other than the fees and expenses of Trustees who are not affiliated persons of the Manager or any subadviser ("Non-Management Trustees"). Non-Management Trustees include the Independent Trustees and Trustees that are no longer employees of the Manager. The Fund pays each of its Non-Management Trustees annual compensation in addition to certain out-of-pocket expenses. Trustees who serve on Board Committees may receive additional compensation. The amount of annual compensation paid to each Trustee may change as a result of the introduction of additional portfolios or funds on whose Boards the Trustee may be asked to serve.

Non-Management Trustees may defer receipt of their fees pursuant to a deferred fee agreement with the Fund. Under the terms of the agreement, the Fund accrues deferred Trustees' fees daily which, in turn, accrue interest at a rate equivalent to the prevailing rate to 90-day U.S. Treasury Bills at the beginning of each calendar quarter or, at the daily rate of return of one or more funds managed by Prudential Investments LLC chosen by the Trustee. Payment of the interest so accrued is also deferred and becomes payable at the option of the Trustee. The Fund's obligation to make payments of deferred Trustees' fees, together with interest thereon, is a general obligation of the Fund. The Fund does not have a retirement or pension plan for its Trustees.

The following table sets forth the aggregate compensation paid by the Fund for the Fund's most recently completed fiscal year to the Non-Management Trustees for service on the Fund's Board, and the Board of any other investment company in the Fund Complex for the most recently completed calendar year. Trustees and officers who are "interested persons" of the Fund (as defined in the 1940 Act) do not receive compensation from the Fund Complex and therefore are not shown in the following table.

Compensation Received by Trustees (1)
Name	Aggregate Fiscal Year Compensation from Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from Fund and Fund Complex for Most Recent Calendar Year
Saul K. Fenster	$74,890	None	None	$220,000 (3/81)*
Delayne Dedrick Gold	$74,890	None	None	$220,000 (3/81)*
Robert F. Gunia (2)	$8,970	None	None	$30,000 (3/81)*
W. Scott McDonald, Jr.**	$82,240	None	None	$240,000 (3/81)*
Thomas T. Mooney**	$93,220	None	None	$270,000 (3/81)*
Thomas M. O'Brien**	$82,240	None	None	$240,000 (3/81)*
F. Don Schwartz**	$67,640	None	None	$200,000 (3/81)*
Explanatory Notes to Compensation Table
(1) Compensation relates to portfolios that were in existence during 2009.
(2) The Fund commenced paying Mr. Gunia compensation when he became a Non-Management Trustee of the Fund, which was on/about October 22, 2009.
* Number of funds and portfolios represent those in existence as of December 31, 2009 and excludes funds that have merged or liquidated during the year.
** Earnings stated above exclude earnings in 2009 on deferred compensation balances, for Trustees who had deferred their fees in 2009 or earlier: W. Scott McDonald, Jr.: $26,941, Thomas T. Mooney: $164,601; Thomas M. O'Brien: $357,558, F. Don Schwartz: $37,014.

Board Committees. The Board of Trustees (the Board) has established three standing committees in connection with governance of the Fund—Audit, Compliance and Governance. Information on the membership of each standing committee and its functions is set forth below.

Audit Committee. The Audit Committee consists of Mr. O'Brien (chair), Ms. Gold and Mr. Mooney. The Board has determined that each member of the Audit Committee is not an "interested person" as defined in the 1940 Act. The responsibilities of the Audit Committee are to assist the Board in overseeing the Fund's independent registered public accounting firm, accounting policies and procedures, and other areas relating to the Fund's auditing processes. The Audit Committee is responsible for pre-approving all audit services and any permitted non-audit services to be provided by the independent registered public accounting firm directly to the Fund. The Audit Committee is also responsible for pre-approving permitted non-audit services to be provided by the independent registered public accounting firm to (1) the Investment Managers and (2) any entity in a control relationship with the Investment Managers that provides ongoing services to the Fund, provided that the engagement of the independent registered public accounting firm relates directly to the operation and financial reporting of the Fund. The scope of the Audit Committee's responsibilities is oversight. It is management's responsibility to maintain appropriate systems for accounting and internal control and the independent registered public accounting firm's responsibility to plan and carry out an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). The Audit Committee Charter is available at www.annuities.prudential.com. The number of Audit Committee meetings held during the Fund's most recently completed fiscal year is set forth in the table below.

Compliance Committee. The Compliance Committee consists of Mr. McDonald (chair), Ms. Gold, Mr. O'Brien, Mr. Gunia and Mr. Mooney (ex-officio). The Compliance Committee serves as a liaison between the Board and the Funds' Chief Compliance Officer (CCO). The Compliance Committee is responsible for considering, in consultation with the Board's Chair and outside counsel, any material compliance matters that are identified and reported by the CCO to the Compliance Committee between Board meetings. The Compliance Committee is also responsible for considering, when requested by the CCO, the CCO's recommendations regarding the materiality of compliance matters to be reported to the Board. The Compliance Committee reviews compliance matters that it determines warrant review between Board meetings. Further, when the CCO wishes to engage an independent third party to perform compliance-related work at the Funds' expense, the Compliance Committee will evaluate with the CCO which third party to recommend to the Board as well as the appropriate scope of the work. The number of Compliance Committee meetings held during the Fund's most recently completed fiscal year is set forth in the table below.? The Compliance Committee Charter is available on the Fund's website at www.annuities.prudential.com.

Governance Committee. The Governance Committee of the Board is responsible for nominating Trustees and making recommendations to the Board concerning Board composition, committee structure and governance, director compensation and expenses, director education, and governance practices. The members of the Governance Committee are Mr. Fenster (Chair), Mr. McDonald, Mr. Schwartz and Mr. Mooney (ex-officio). The Board has determined that each member of the Governance Committee is not an "interested person" as defined in the 1940 Act. The number of Governance Committee meetings held during the Fund's most recently completed fiscal year is set forth in the table below. The Governance Committee Charter is available on the Fund's website at www.annuities.prudential.com.

Leadership Structure and Qualifications of Board of Trustees

The Board is responsible for oversight of the Fund. The Fund has engaged the Manager to manage the Fund on a day-to-day basis. The Board oversees the Manager and certain other principal service providers in the operations of the Fund. The Board is currently composed of nine members, six of whom are Independent Trustees and one of whom is no longer an employee of the Manager or its affiliates but does not currently meet the requirements for an Independent Trustee. There are also two Trustees who are employed by the Manager. The Board meets in-person at regularly scheduled meetings four times throughout the year. In addition, the Board Members may meet in-person or by telephone at special meetings or on an informal basis at other times. As described above, the Board has established three standing committees - Audit, Compliance and Governance - and may establish ad hoc committees or working groups from time to time, to assist the Board in fulfilling its oversight responsibilities. The Independent Trustees have also engaged independent legal counsel to assist them in fulfilling their responsibilities.

The Board is chaired by an Independent Trustee. As Chair, this Independent Trustee leads the Board in its activities. Also, the Chair acts as a member or an ex-officio member of each standing committee and any ad hoc committee of the Board of Trustees. The Board is vice chaired by an Independent Trustee. As Vice-Chair this Independent Trustee will, in the absence of the Chair lead the Board in its activities. The Trustees have determined that the Board's leadership and committee structure is appropriate because the Board believes it sets the proper tone to the relationships between the Fund, on the one hand, and the Manager, the subadviser(s) and certain other principal service providers, on the other, and facilitates the exercise of the Board's independent judgment in evaluating and managing the relationships. In addition, the structure efficiently allocates responsibility among committees.

The Board has concluded that, based on each Board Member's experience, qualifications, attributes or skills on an individual basis and in combination with those of the other Board Members, each Board Member should serve as a Board Member. Among other attributes common to all Board Members are their ability to review critically, evaluate, question and discuss information provided to them, to interact effectively with the various service providers to the Fund, and to exercise reasonable business judgment in the performance of their duties as Board Members. In addition, the Board has taken into account the actual service and commitment of the Board members during their tenure in concluding that each should continue to serve. A Board Member's ability to perform his or her duties effectively may have been attained through a Board Member's educational background or professional training; business, consulting, public service or academic positions; experience from service as a Board Member of the Fund, other funds in the Fund Complex, public companies, or non-profit entities or other organizations; or other experiences. Set forth below is a brief discussion of the specific experience qualifications, attributes or skills of each Board Member that led the Board to conclude that he or she should serve as a Board Member.

Ms. Gold and Messrs. Fenster, McDonald, Mooney, O'Brien and Schwartz have each served for more than 10 years as a Board Member of mutual funds advised by the Manager or its predecessors, including some or all of the following funds: Advanced Series Trust, The Prudential Series Fund, Prudential's Gibraltar Fund, Inc, and/or other mutual funds advised by Prudential Investments or its predecessors. In addition, Messrs. Fenster and McDonald have more than 20 years of experience in senior leadership positions at institutions of higher learning. Ms. Gold has more than 20 years of experience in the financial services industry. Mr. Mooney has more than 30 years of experience in senior leadership positions with municipal organizations and other companies. Mr. O'Brien has more than 25 years of experience in senior leadership positions in the banking industry. Mr. Schwartz has more than 30 years experience as a management consultant including in the financial services industry and additional experience in the insurance industry. Messrs. Fenster, Mooney and O'Brien have experience serving on boards of other entities. Mr. Gunia has served for more than 10 years as a Board Member of mutual funds advised by the Manager or its predecessors. In addition, Mr. Gunia served in senior leadership positions for more than 28 years with the Manager and its affiliates and predecessors. Mr. Pelletier, who has served as an Interested Trustee and/or President of the Fund and other funds advised by the Manager since 2008, is President of Prudential Annuities. Mr. Cronin, an Interested Trustee of the Fund and other funds advised by the Manager since 2009, has served as a Vice President of the Fund and other funds advised by the Manager since 2009 and has held senior positions with Prudential Financial (and American Skandia, which was purchased by Prudential Financial) since 1998.

Specific details about each Trustee's professional experience is set forth in the professional biography tables, above.

Risk Oversight

Investing in general and the operation of a mutual fund involve a variety of risks, such as investment risk, compliance risk, and operational risk, among others. The Board oversees risk as part of its oversight of the Fund. Risk oversight is addressed as part of various regular Board and committee activities. The Board, directly or through its committees, reviews reports from among others, the Manager, sub-advisers, the Fund's Chief Compliance Officer, the Fund's independent registered public accounting firm, counsel, and internal auditors of the Manager or its affiliates, as appropriate, regarding risks faced by the Fund and the risk management programs of the Manager and certain service providers. The actual day-to-day risk management with respect to the Fund resides with the Manager and other service providers to the Fund. Although the risk management policies of the Manager and the service providers are designed to be effective, those policies and their implementation vary among service providers and over time, and there is no guarantee that they will be effective. Not all risks that may affect the Fund can be identified or processes and controls developed to eliminate or mitigate their occurrence or effects, and some risks are simply beyond any control of the Fund or the Manager, its affiliates or other service providers.

Selection of Trustee Nominees. The Governance Committee is responsible for considering trustee nominees for Trustees at such times as it considers electing new members to the Board. The Governance Committee may consider recommendations by business and personal contacts of current Board members, and by executive search firms which the Committee may engage from time to time and will also consider shareholder recommendations. The Governance Committee has not established specific, minimum qualifications that it believes must be met by a nominee. In evaluating nominees, the Governance Committee considers, among other things, an individual's background, skills, and experience; whether the individual is an "interested person" as defined in the 1940 Act; and whether the individual would be deemed an "audit committee financial expert" within the meaning of applicable Commission rules. The Governance Committee also considers whether the individual's background, skills, and experience will complement the background, skills, and experience of other nominees and will contribute to the diversity of the Board. There are no differences in the manner in which the Governance Committee evaluates nominees for the Board based on whether the nominee is recommended by a shareholder.

A shareholder who wishes to recommend a director for nomination should submit his or her recommendation in writing to the Chair of the Board (Thomas T. Mooney) or the Chair of the Governance Committee (Saul K. Fenster), in either case in care of the Fund, at Gateway Center Three, 100 Mulberry Street, 4th Floor, Newark, New Jersey 07102-4077. At a minimum, the recommendation should include: the name, address, and business, educational, and/or other pertinent background of the person being recommended; a statement concerning whether the person is an "interested person" as defined in the Investment Company Act of 1940; any other information that the Fund would be required to include in a proxy statement concerning the person if he or she was nominated; and the name and address of the person submitting the recommendation, together with the number of Fund shares held by such person and the period for which the shares have been held. The recommendation also can include any additional information which the person submitting it believes would assist the Governance Committee in evaluating the recommendation.

Shareholders should note that a person who owns securities issued by Prudential Financial, Inc. (the parent company of the Fund's investment adviser) would be deemed an "interested person" under the 1940 Act. In addition, certain other relationships with Prudential Financial, Inc. or its subsidiaries, with registered broker-dealers, or with the Fund's outside legal counsel may cause a person to be deemed an "interested person." Before the Governance Committee decides to nominate an individual to the Board, Committee members and other Board members customarily interview the individual in person. In addition, the individual customarily is asked to complete a detailed questionnaire which is designed to elicit information which must be disclosed under Commission and stock exchange rules and to determine whether the individual is subject to any statutory disqualification from serving on the board of a registered investment company.

Board Committee Meetings (for most recently completed fiscal year)
Audit Committee	Governance Committee	Compliance Committee
4	3	4
Share Ownership. Information relating to each Trustee's share ownership in the indicated Fund(s) and in all registered funds in the PI-advised funds that are overseen by the respective Trustee as of the most recently completed calendar year is set forth in the chart below.

Trustee Share Ownership
Name	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities Owned by Trustee in All Registered Investment Companies in Fund Complex
Saul K. Fenster	None	Over $100,000
Delayne Dedrick Gold	None	Over $100,000
W. Scott McDonald, Jr.	None	Over $100,000
Thomas T. Mooney	None	Over $100,000
Thomas M. O'Brien	None	Over $100,000
F. Don Schwartz	None	Over $100,000
Robert F. Gunia	Stock Index Portfolio - $10,001-$50,000	Over $100,000
Equity Portfolio - $1-$10,000
Jennison Portfolio - $1-$10,000
Global Portfolio - $1-$10,000
None of the Independent Trustees, or any member of his / her immediate family, owned beneficially or of record any securities in an investment adviser or principal underwriter of the Fund or a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the Fund as of the most recently completed calendar year.

Shareholder Communications with the Board of Trustees. Shareholders of the Fund can communicate directly with the Board of Trustees by writing to the Chair of the Board, c/o the Fund, 1 Corporate Drive, Shelton, CT 06484. Shareholders can communicate directly with an individual Trustee by writing to that Trustee, c/o the Fund, 1 Corporate Drive, Shelton, CT 06484. Such communications to the Board or individual Trustees are not screened before being delivered to the addressee.